

November 7, 2017

<u>Via E-mail</u>
Miles D. White
Chairman of the Board and Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

  Re: Abbott Laboratories
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed February 17, 2017
    File No. 1-02189

Dear Mr. White:

  We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. On your website you provide contact information for your diabetes care business in Syria. In its letter to us dated December 19, 2014, St. Jude Medical, Inc., which you acquired in January, stated that during fiscal years 2011 and 2012 and the first quarter of 2014, it sold medical devices into Syria. Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria, whether through subsidiaries, distributors, customers or other direct or indirect arrangements. You should describe any goods, technology and services you have provided into Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Syria or entities it controls.

2. Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
        Assistant Director
        Division of Corporation Finance